UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated July 23, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

This Report on Form 6-K shall be deemed to be incorporated by reference into QIAGEN N.V.’s Registration Statement on Form F-4 (Registration No. 333-143791) filed with the Securities and Exchange Commission on June 15, 2007, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

QIAGEN N.V.

Form 6-K

TABLE OF CONTENTS

Item	Page
Other Information	1

Signatures	2

Exhibit Index	3

OTHER INFORMATION

On July 23, 2007, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) issued a press release announcing that, pursuant to its previously announced merger agreement with Digene Corporation (Nasdaq: DIGE) (“Digene”), its offer to exchange cash and stock for all outstanding shares of Digene expired as scheduled at 11:59 p.m., New York City time, on Friday, July 20, 2007. All conditions to the exchange offer having been either satisfied or waived, QIAGEN announced its intent to accept all tendered shares, which preliminary tabulations indicate constitute well in excess of 90% of Digene’s outstanding stock. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:  /s/  Peer M. Schatz

        Peer M. Schatz

        Chief Executive Officer

Date: July 23, 2007

2

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 23, 2007

3